UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 17 )*

Hurco Companies, Inc. (Name of Issuer)
Common Stock, No Par Value (Title of Class of Securities)
447324104 (CUSIP Number)
Richard T. Niner P.O. Box 6754 Jackson, WY 83002 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 28, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 447324104

1.	Names of Reporting Persons. Richard T. Niner I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,812

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 231,812

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 231,812

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 3.6% of the 6,389,720 shares outstanding as of March 9, 2007

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

         The class of equity securities to which this schedule 13D relates is the common stock, no par value ("Common Stock"), of Hurco Companies, Inc., and Indiana Corporation ("Issuer"), whose principal executive offices are located at One Technology Way, Indianapolis, IN 46268-0180.

Item 2. Identity and Background.

(a)	Name: Richard T. Niner

(b)	Residence or business address: P.O. Box 6754 Jackson, WY 83002

(c)

Present Principal Occupation or Employment:  Richard T. Niner is a private investor and currently serves as a Director of the Issuer. Mr. Niner is also a director of Arrow International, Inc., a cardiac and critical care products business.

(d)	Criminal Conviction: During the last five years, Mr. Niner has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)	Court or Administrative Proceedings: During the last five years, Mr. Niner has not been a party to a civil proceeding of a judicial or administrative body.

(f)	Citizenship: Mr. Niner is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration: Not Applicable

Item 4. Purpose of Transaction
See Item 4(a)
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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

Mr. Niner has not acquired any additional securities of the Issuer. The sole purpose of this amendment is to report the sale of 500,000 shares of common stock by Mr. Niner. As a result of this disposition of common stock, Mr. Niner holds less than 5% of the Issuer's outstanding common stock.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not Applicable
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not Applicable
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not Applicable
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not Applicable
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not Applicable
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not Applicable
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not Applicable
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not Applicable
(j) Any action similar to any of those enumerated above.
Not Applicable

Item 5. Interest in Securities of the Issuer.

(a)	Richard T. Niner is the direct owner of 231,812 shares of common stock. The 231,812 shares represent approximately 3.6% of the 6,389,720 outstanding shares of common stock.

(b)	Mr. Niner has sole voting and dispositive power of the 231,812 shares.

(c)

The only transaction effected by Mr. Niner in the Issuer's common stock in the past 60 days was the sale of 500,000 shares on February 28, 2007 at $39.30 per share. The sale of stock was made pursuant to Rule 144 of the Securities Act.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
2/28/07	(500,000)	$39.30

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2007
By:	/s/ Richard T. Niner Richard T. Niner
Title:	Director

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